News Release

Resin Systems to Hold Second Quarter Update Webcast

Calgary, Alberta, July 12, 2007:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company (“RS”), will hold second quarter update teleconference and webcast August 13, 2007 at 11 a.m. (EST) / 9 a.m. (MST).

RS will discuss its second quarter results, including the status of its RStandard™ utility pole and VRoll™ roller tube product lines.

The call will be hosted by Paul Giannelia, president and chief executive officer of RS and Rob Schaefer, chief financial officer and corporate secretary of RS, and will contain a question and answer period.

To participate please dial 1-866-334-4934 (toll-free in North America) or (416) 849-4293 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com